Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 10, 2015

VIA EDGAR

Ms. Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp. II
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 27, 2015
File No. 001-35898

Dear Ms. Parker:

On behalf of Capitol Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated June 4, 2015, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Proxy Statement, a copy of which has been marked with the changes from Amendment No. 3 to the Proxy Statement. We are also delivering three (3) courtesy copies of such marked copy to Tonya K. Aldave.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Liquidity and Capital Resources

Funding Needs and Sources, page 147

1.	We note you have included a discussion of the May 8, 2015 $150 million credit agreement with Credit Suisse A.G., and that this is comprised of a $130 million U.S. term loan and a $20 million Cayman term loan. Please revise this discussion to include the interest rates of each of these facilities.

We have revised the disclosure on pages 148, FS-7 and FS-49 of the Proxy Statement as requested.

Securities and Exchange Commission

June 10, 2015

Note 2 – Summary of Significant Accounting Policies Equity Method Investment, page FS-11

2.	You indicate in your response to prior comment 3 that CFMF was organized as a private foundation under Curacao law and may engage in business but not make any profit. Additionally, you indicated in your response to prior comment 42 of your response dated April 28, 2015 that CFMF did not meet the definition of a business. Pursuant to the scope exceptions in ASC 323-10-15-3-b and ASC 805-10-15-4-b, it appears that the agreement entered into on December 11, 2014 to purchase CFMF should not be recorded an equity method investment in fiscal 2014 and should not be reported as a business combination in the second quarter of fiscal 2015. Please amend your historical financial statements, footnotes, and pro forma financial statement to reflect this transaction as an extinguishment of debt under ASC 470-50. Additionally, please provide disclosures pursuant to ASC 250-10-50-7 to 10 to reflect this as a correction of an error.

We wish to provide the Staff with additional information with respect to Lindblad’s December 11, 2014 agreements to purchase CFMF:

(1)	The transactions to purchase CFMF involved Lindblad entering into three separate agreements as follows:
a.	Profit Participation Loan Purchase Agreement to acquire the Profit Participation Loan (the “PPL”) held by DVB Bank America N.V. (“DVB”)
b.	Profit Participation Rights Agreement to acquire the Profit Participation Rights (the “PPR”) held by Buss Kreuzfahrtfonds 1 GmbH & Co. KG and Buss Kreuzfahrtfonds 2 GmbH & Co. KG (together, “Buss”)
c.	Stock Purchase Agreement to acquire the common stock of CFMF that was owned by Cruise/Ferry Finance Partners Private Foundation (“Finance Foundation”)

(2)	On December 11, 2014, Lindblad entered into the Profit Participation Loan Purchase Agreement to acquire the PPL from DVB for an aggregate price of $47.733 million. On that date, Lindblad acquired the PPL from DVB by making an initial payment of $25.0 million, with an obligation to pay the remaining balance of $22.733 million over the next 12 months. As security for its obligation to pay the outstanding balance due to DVB, Lindblad granted DVB a security interest in the PPL to be held as collateral by DVB until such time as the remaining payment was made and the transaction completed. DVB retained its rights under the Articles of Association of CFMF to appoint members of the Recommendation Panel of CFMF, thus retaining control of CFMF until the three transactions to acquire CFMF were completed on May 8, 2015. From December 11, 2014 through May 8, 2015, Lindblad did not participate in the periodic earnings of CFMF.

Securities and Exchange Commission

June 10, 2015

(3)	On December 11, 2014, Lindblad entered into the Profit Participation Rights Agreement to acquire the PPR held by Buss for an aggregate price of $48.44 million, subject to an increase of $339,100 each month after December 31, 2014. This transaction was consummated on May 8, 2015, with Lindblad remitting a total of $49.796 million.

(4)	On December 11, 2014, Lindblad entered into the Stock Purchase Agreement to acquire the common stock of CFMF that was owned by the Finance Foundation. The agreement stipulated that after Lindblad closed on its purchases of the PPL and the PPR, and paid a consideration of $1.00 for the common stock of CFMF, Finance Foundation would transfer its interest in the common stock of CFMF to Lindblad. This transaction was consummated and paid in full on May 8, 2015.

Accounting for the purchase from DVB Bank of the PPL

Since the purchase of the PPL included neither rights to control CFMF nor rights to participate in periodic profits, equity accounting for the investment in the PPL would be inappropriate. Lindblad determined that the $47.733 million investment under the Profit Participation Loan Purchase Agreement should be accounted for under the cost method. We wish to advise the Staff that we have updated Lindblad’s financial statements as of and for the three months ended March 31, 2015 and the year ended December 31, 2014 to reflect the accounting for this investment under the cost method.

Securities and Exchange Commission

June 10, 2015

Accounting for the purchase from DVB Bank of the PPL, continued

In its historical financial statements for the three months ended March 31, 2015 and for the year ended December 31, 2014, Lindblad has recorded as other income $235,000 and $54,835, respectively, which was initially considered to be equity in earnings of CFMF. Upon further reflection in relation to this Staff comment, Lindblad has determined that it should not have recorded these amounts of equity in earnings of CFMF. However, Lindblad has evaluated and determined that these amounts, if uncorrected, would not be material, either quantitatively or qualitatively, to the reader of Lindblad’s financial statements. The evaluation is presented below.

Quantitative Evaluation	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Potential adjustment to net income	$235,000	$54,835
Net income, as reported	$6,932,494	$22,245,455
% of net income	3.39%	0.25%

Potential adjustment shareholders’ equity	$289,835	$54,835
Shareholders’ equity	$75,713,439	$67,567,221
% of shareholders’ equity	0.38%	0.08%

Class A Common Stock
Earnings per share – basic, as reported	$28.27	$86.53
Earnings per share – basic, with potential adjustment to net income	$27.31	$86.30
% change in earnings per share – basic	3.51%	0.27%

Earnings per share – diluted, as reported	$27.95	$86.42
Earnings per share – diluted, with potential adjustment to net income	$27.01	$86.30
% change in earnings per share – diluted	3.50%	0.14%

Class B Common Stock
Earnings per share – basic, as reported	$-	$86.53
Earnings per share – basic, with potential adjustment to net income	$-	$86.30
% change in earnings per share – basic	0%	0.27%

Earnings per share – diluted, as reported	$-	$86.53
Earnings per share – diluted, with potential adjustment to net income	$-	$86.30
% change in earnings per share – diluted	0%	0.27%

Securities and Exchange Commission

June 10, 2015

Qualitative Evaluation

Lindblad and the Company evaluated the interests of current and future investors in Lindblad. It is their collective belief that these investors are interested in the long-term financial prospects of Lindblad and are not impacted by a difference in net income which is less than 5% or an impact upon shareholders’ equity of less than 1%. We wish to advise the Staff that we have disclosed the nature of the arrangements entered into on December 11, 2014 and the method that the investment is being accounted for by the Company. The Company does not believe that the change from the equity method to cost method is material to the reader of Lindblad’s financial statements or to an investor decision.

Closing on the Purchase of CFMF

On May 8, 2015, Lindblad funded each of its obligations for the consummation of the purchase of the PPL, the PPR and for the purchase of the common stock in CFMF. Lindblad thereupon or shortly thereafter, cancelled the junior loan due to CFMF (as CFMF was wholly-owned by Lindblad at this stage), terminated the warrant and then caused CFMF to be liquidated.

Accounting for the extinguishment of the loan obligation to CFMF

At no time up to May 8, 2015 (the closing date) did CFMF release Lindblad for any portion of its debt obligation to CFMF. The $25 million payment that Lindblad made on December 11, 2014 was to DVB Bank, the holder of the PPL, and not to CFMF. Accordingly, Lindblad would not record an extinguishment of its obligation until May 8, 2015 when the loan was cancelled.

Within the pro forma balance sheet as of March 31, 2015, Lindblad has recorded the cancelation of the Junior Credit Facility obligation to CFMF of $15,875,492, net of discount of $4,124,508, and charged the $20,000,000 against the investment in CFMF and the unamortized discount of $4,124,508 against retained earnings.

Note 7 – Long Term Debt

Junior Credit Facility, page FS-17

3.	Please revise your disclosure here and in the annual financial statements to include the effective interest rate of the Second Amended Junior Credit Facility after considering the effect of the warrant.

We have revised the disclosure on pages FS-15 and FS-39 in the Proxy Statement to include the effective interest rate of the Second Amended Junior Credit Facility after considering the effect of the warrant as requested.

Securities and Exchange Commission

June 10, 2015

4.	We note the disclosures added to Lindblad’s annual audited financial statements in response to our previous comments 4, 5, 7, and 8. It does not appear these revisions were considered when drafting the related disclosure included in Lindblad’s unaudited interim financial statements as of March 31, 2015 included in this amendment. Please revise accordingly.

We have revised the disclosure on pages FS-15 and FS-16 in the Proxy Statement in order to conform the footnote disclosures therein to the disclosures added to the annual audited financial statements in response to previous comments 4, 5, 7 and 8 as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Mark Ein